Exhibit 12

                             EDGECLIFF HOLDINGS, LLC
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017

                                                                  April 18, 2000

Lodgian, Inc.
3445 Peachtree Road N.E.
Suite 700
Atlanta, Georgia 30326
Attention: Thomas Gryboski, Secretary of Lodgian, Inc.

                 Re: Notice of Intention to Nominate Candidates
                     for Election to the Board of Directors
                     and to Present a Stockholder Proposal at the
                     2000 Annual Meeting of Lodgian, Inc.
                     --------------------------------------------

Dear Mr. Gryboski:

         Edgecliff Holdings, LLC, a Kentucky limited liability company ("Edgecliff"), is the record and beneficial owner of 2,598,100 shares of the common stock, par value $.01 (the "Shares"), of Lodgian, Inc., a Delaware corporation (the "Company"). This notice (including Appendix I and the Exhibits attached hereto, the "Notice") of the intention of Edgecliff to nominate candidates for election to the Board of Directors of the Company (the "Board") and to present a stockholder proposal at the 2000 Annual Meeting of Stockholders of the Company, including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof (the "2000 Annual Meeting"), is being delivered in accordance with the requirements set forth under Section 10 of Article II (the "Proposal Requirements") and Section 3 of Article III (the "Nomination Requirements") of the Amended Restated By-Laws of the Company (the "By-Laws").

         Pursuant to the Nomination Requirements, this Notice sets forth with respect to each of the Edgecliff Nominees (as defined below): (a) the name, age, business address and residence address of the person; (b) the principal occupation or employment of the person; (c) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person; and (d) such other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules
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and regulations promulgated thereunder. In addition, pursuant to the Nomination
Requirements, this Notice sets forth: (1) the name and record address of Edgecliff; (2) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by Edgecliff; (3) a description of all arrangements or understandings between Edgecliff and each of the Edgecliff Nominees and any other person or persons (including their names) pursuant to which the nominations are to be made by Edgecliff; (4) a representation that Edgecliff intends to appear in person or by proxy at the 2000 Annual Meeting to nominate the Edgecliff Nominees; and (5) such other information relating to Edgecliff that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Pursuant to the Nomination Requirements, this Notice also attaches as Exhibit A hereto evidence of Edgecliff's beneficial ownership of the capital stock of the Company and as Exhibit B hereto signed consents executed by each of the Edgecliff Nominees to being named as a nominee and to serve as a director of the Company if elected.

         Pursuant to the Proposal Requirements, this Notice sets forth: (a) a brief description of the business desired to be brought before the 2000 Annual Meeting (other than the nomination and election of the Edgecliff Nominees) and the reasons for conducting such business at the 2000 Annual Meeting; (b) the name and record address of Edgecliff; (c) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by Edgecliff; (d) a description of all arrangements or understandings between Edgecliff and any other person or persons (including their names) in connection with the proposal of such business by Edgecliff and any material interest of Edgecliff in such business; and (e) a representation that Edgecliff intends to appear in person or by proxy at the 2000 Annual Meeting to bring such business before the meeting. Pursuant to the Proposal Requirements, this Notice also attaches as Exhibit A hereto evidence of Edgecliff's beneficial ownership of the capital stock of the Company.

         A. Background

         On November 10, 1999, the Edgecliff Group (as defined in Appendix I) retained Greenhill & Co., LLC ("Greenhill") to act as its financial advisor and to assist it in evaluating its strategic alternatives with respect to its investment in the Company.

         By letter dated November 16, 1999, the Edgecliff Group informed the Company of its intention to offer to acquire the Company at a price of $6.50 per Share (the "Offer") and requested certain due diligence information from the Company. By letter dated November 19, 1999, the Company informed Casuarina Cayman Holdings Ltd. ("Casuarina"), a member of the Edgecliff Group, that the Offer was rejected. The Company in its November 19, 1999 letter stated that the terms and conditions of the Offer were not in the best interests of the Company's stockholders. Moreover, the Company stated that the price Casuarina contemplated

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offering for the Shares materially understated the value of the Company's business and assets.

         By letter dated November 22, 1999, the Edgecliff Group informed the Company that it did not know what the Company meant by "terms and conditions" since the Edgecliff Group's November 19 letter did not set forth any terms and conditions and did not even use the phrase. In any case, the Edgecliff Group urged the Company to reconsider the Offer and to provide the information previously requested in connection therewith. The letter underscored that an offer of $6.50 per Share was approximately a 50% premium over recent trading levels, and that providing the requested due diligence materials could enable the Edgecliff Group to increase its valuation above $6.50.

         By letter dated January 3, 2000, the Company informed Casuarina that it had retained Morgan Stanley Dean Witter as its financial advisor to assist the Company in exploring alternatives to maximize stockholder value. The Company stated that it was willing to provide Casuarina certain non-public, confidential information regarding the Company if Casuarina was willing to demonstrate the ability to finance a transaction at an appropriate price to the Company's stockholders and execute a confidentiality agreement with a standstill provision. Lastly, the Company stated that because Casuarina had been unwilling to do either, the Company believed that it was not in the best interest of the stockholders to grant Casuarina access to confidential, non- public information.

         By letter dated January 5, 2000, Casuarina informed the Company that it was prepared to execute a customary mutual confidentiality agreement containing a 30-day standstill as a condition to Casuarina's receipt of non-public information from the Company. Casuarina provided the Company with a proposed Confidentiality and Standstill Agreement, which was subsequently rejected by the Company.

         In response to the Company's continuing refusal to provide the requested due diligence information and the Company's January 12, 2000 press release announcing that the Company's earnings were 24-28% below consensus analyst estimates, by letter dated January 18, 2000 to the Company, the Edgecliff Group withdrew the Offer.

         On March 6, 2000, the Edgecliff Group met with representatives of the Company and reaffirmed its interest in acquiring the Company, but at a price of $5.75 per Share in cash. During this meeting, the Edgecliff Group discussed potential confidentiality and "standstill" arrangements it was prepared to enter into in exchange for the due diligence information it had requested, but expressed its unwillingness to enter into any agreement that would impair its ability to nominate candidates for election to the Company's Board at the 2000 Annual Meeting. To satisfy the Company's request to provide evidence of the Edgecliff Group's ability to finance an acquisition of the Company, representatives of the Edgecliff Group's

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financing sources attended the March 6, 2000 meeting and answered all of the
Company's questions regarding the Edgecliff Group's financing.

         On March 9, 2000, three days after the Edgecliff Group's reaffirmation of its interest in the Company and its indication of the possibility of nominating its own slate of directors for election at the 2000 Annual Meeting, the Company announced that certain changes had been made to its classified Board. Before these changes were made, the Company's Board consisted of three classes of directors serving for three- year terms as follows: Class I (term expiring in 2002) included Peter R. Tyson and one vacant seat; Class II (term expiring in 2000) included Michael A. Leven, Joseph C. Calabro and John M. Lang; and Class III (term expiring in 2001) included Robert S. Cole, Richard H. Weiner and one vacant seat. Accordingly, before the changes announced on March 9, 2000, the Company's stockholders had the right to nominate and appoint directors to replace all three Class II Directors at the 2000 Annual Meeting.

         Against this background, the Company announced that the following actions had been taken. First, Joseph C. Calabro resigned as a Class II Director with a term expiring in 2000 and was immediately appointed to fill a vacancy in Class I. Second, the Board of Directors reduced the Board's size from eight to six members, with the result that each class now consisted of only two directors. Realizing that the Company's By-Laws provided that a director "elected to fill a vacancy shall hold office only until the next election of directors by the stockholders," the Director Defendants (as defined below) deleted this By-Law and provided, instead, that "[a]ny director elected by the Board to fill a vacancy shall hold office for a term that shall coincide with the term of the class to which such director shall have been elected." As a result, the Company's stockholders now only may nominate and vote for two out of a total of six directors at the 2000 Annual Meeting, whereas previously they were entitled to vote for three out of six directors. Although the Company claims that the changes to the Board were made pursuant to the Company's Restated Certificate of Incorporation (the "Certificate of Incorporation") and the rules of the New York Stock Exchange (the "NYSE"), the Edgecliff Group believes the changes were adopted to prevent the Company's stockholders from replacing 50% of the Company's Board of Directors at the 2000 Annual Meeting.

         On April 7, 2000, Casuarina and Edgecliff filed a Verified Complaint for Declaratory and Injunctive Relief (the "Complaint") in the Court of Chancery of the State of Delaware in and for New Castle County, naming the Company, Peter
R. Tyson, Joseph C. Calabro, John M. Lang, Robert S. Cole and Richard H. Weiner as defendants (collectively, the "Defendants") to redress the foregoing actions (the "Litigation").

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         The Complaint alleges that defendants Peter R. Tyson, Joseph C.
Calabro, John M. Lang, Robert S. Cole and Richard H. Weiner (the "Director Defendants") voted to reduce the size of the Company's Board and limit the number of directors who must stand for election at the 2000 Annual Meeting for the purpose of interfering with the Company stockholders' ability to replace 50% of the Company's Board of Directors at the 2000 Annual Meeting. The Complaint seeks, among other things, judgment (1) declaring that the Defendants have breached their fiduciary duties of loyalty to the Company's stockholders, (2) enjoining the Director Defendants and the Company, its officers, agents, servants and employees from enforcing the reduction in the size of the Company's Board of Directors from eight to six members and (3) declaring that the Company's stockholders have the right to nominate and elect three Class II Directors at the 2000 Annual Meeting.

         Also on April 7, 2000, Casuarina and Edgecliff filed a Motion in the Court of Chancery of the State of Delaware in and for New Castle County moving for an expedited trial and expedited discovery. At a conference on April 14, 2000, the Chancery Court granted Casuarina and Edgecliff leave to conduct limited expedited discovery, but declined to set an expedited trial date.

         The Company's court papers disclose that the changes announced on March 9, 2000 to the composition of the Company's Board and By-Laws were in fact adopted on and effective as of January 12, 2000. The Edgecliff Group was disturbed to learn of the Company's failure to timely disclose these changes, especially since the Company did make a public announcement on January 12, 2000 disclosing, among other things, its poor earnings.

         B. Notice of Nomination of Candidates for Election to the Board

         Under Article VIII of the Company's Certificate of Incorporation, the Company's directors are divided into three classes. According to publicly available information, the Company currently has six directors, two of whom serve as Class II Directors whose term expires on the date of the 2000 Annual Meeting. Edgecliff hereby notifies the Company of its intent to nominate the individuals listed under the heading "Certain Information Relating to the Edgecliff Nominees" in Appendix I hereto (the "Edgecliff Nominees") for election to the Board. The first two Edgecliff Nominees named in Appendix I hereto will be nominated to succeed the current Class II Directors of the Company (or any director named to fill any vacancy created by the death, retirement, resignation or removal of any such two directors). The third Edgecliff Nominee named in Appendix I hereto will be nominated to be elected (a) in the event that the number of directorships subject to election at the 2000 Annual Meeting is greater than two (including, without limitation, as a result of the Litigation),
(b) if the Company makes or announces any changes to its By-Laws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying one or both of the first two Edgecliff Nominees and/or (c) in the event that one or both of the first two Edgecliff Nominees is unable for any reason to serve as a director. Edgecliff hereby represents that it intends to appear in person or by proxy at the 2000 Annual Meeting to nominate the Edgecliff Nominees. Edgecliff reserves the right to nominate substitute or additional persons in the event that (1) the number of directorships subject to election at the 2000 Annual Meeting is greater than three and/or (2) any of the Edgecliff Nominees is unable for any reason (including by reason of the taking or announcement of any action that has, or if

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consummated would have, the effect of disqualifying any such nominee) to serve as a director. Additional nominations made as a result of any purported attempt by the Company to increase the size of the Board (other than as a result of the Litigation) or to disqualify any of the Edgecliff Nominees are made without prejudice to the position of Edgecliff that any such actions constitute unlawful manipulation of the Company's corporate machinery.

         The following information constitutes all of the information relating to Edgecliff and the Edgecliff Nominees that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. Such information includes all information required to be set forth in this Notice pursuant to the Nomination Requirements. To the extent that information set forth at any point in this Notice is responsive to a specific item below, each such item shall be deemed to incorporate such information, no matter where such information appears in this Notice. The information set forth in Appendix I is incorporated herein by reference. All information set forth herein relating to any person other than Edgecliff is given only to the knowledge of Edgecliff.

         Item 4. Persons Making the Solicitation

         (b)(1) By virtue of Instruction 3 of Item 4, Edgecliff and each of the Edgecliff Nominees will be considered participants in the solicitation. In addition, the Edgecliff Nominees may make solicitations of proxies, but will not receive compensation therefor. Proxies may be solicited by mail, facsimile, telephone, telegraph, electronic mail, in person and by advertisements. Solicitations may be made by certain directors, officers and employees of Edgecliff, none of whom will receive additional compensation for such solicitation.

         Edgecliff has retained MacKenzie Partners, Inc. ("MacKenzie") for solicitation and advisory services in connection with the solicitation, for which MacKenzie will receive a fee not to exceed $35,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses. MacKenzie will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Edgecliff will request banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the Shares they hold of record. Edgecliff will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that MacKenzie will employ approximately 35 persons to solicit the Company's stockholders for the 2000 Annual Meeting.

         Greenhill is serving as financial advisor to the Edgecliff Group. As compensation for such services, the Edgecliff Group has agreed to pay Greenhill a fee of (i) $250,000 as a retainer fee payable in five installments and (ii)
 .6% of the transaction value paid by the Edgecliff Group in an acquisition of the Company. In

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addition, the Edgecliff Group has agreed to reimburse Greenhill for its reasonable out-of-pocket expenses, including, without limitation, reasonable fees and disbursements of its counsel arising out of Greenhill's engagement, and has also agreed to indemnify Greenhill (and certain affiliated persons) against certain liabilities and expenses. Greenhill may from time to time in the future render various investment banking services to the Edgecliff Group and its affiliates, for which it is expected it would be paid customary fees.

         The entire expense of soliciting proxies is being borne by Edgecliff. Edgecliff does not currently intend to seek reimbursement of the costs of this solicitation from the Company. The costs of this solicitation of proxies, and other costs specifically related to this solicitation (which are not deemed to include any fees payable to Greenhill), are currently estimated to be approximately $175,000. Edgecliff estimates that through the date hereof, its total expenditures to date in connection with this solicitation are approximately $125,000.

         Item 5. Interest of Certain Persons in Matters to be Acted Upon

         (b)(1) Information as to any substantial interest, direct or indirect, by security holdings or otherwise, in any matter to be acted upon at the 2000 Annual Meeting with respect to Edgecliff and the Edgecliff Nominees is set forth herein. It is expected that, if elected, the Edgecliff Nominees would, subject to their fiduciary duties, attempt to influence the Board to take all such actions as may be necessary to effect the sale or merger of the Company to or with the bidder offering the most favorable acquisition proposal available to the Company and its stockholders, which may be the Edgecliff Group. Edgecliff may be deemed to have an interest in the nomination of the Edgecliff Nominees for election to the Board insofar as the election of such persons to the Board may facilitate an acquisition of the Company by the Edgecliff Group or a sale of the Company to a third party bidder pursuant to which the Edgecliff Group may receive a premium for its Shares. The Edgecliff Nominees may be deemed to have an interest in their nomination for election to the Board by virtue of their ownership of Shares and by virtue of any compensation they will receive from the Company as directors if elected to the Board. In addition to their interests as Edgecliff Nominees, William J. Yung may be deemed to have an interest in the solicitation by virtue of his control of, and pecuniary interest in, the entities that are members of, the Edgecliff Group, and Mr. Berger may be deemed to have an interest in the solicitation in his capacity as a stockholder of a legal professional association which counsels and advises the Edgecliff Group and which may potentially represent the Edgecliff Group in connection with an acquisition of the Company.

                  (i) Set forth in Appendix I attached hereto, which is incorporated herein by reference, are the names and business addresses of Edgecliff and each of the Edgecliff Nominees. Edgecliff's record address in its capacity as a stockholder of the Company is also set forth on Appendix I. Also set forth in Appendix I is the residential address of each Edgecliff Nominee.

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                  (ii) Set forth in Appendix I attached hereto, which is
incorporated herein by reference, is (a) the principal business of Edgecliff and
(b) the present principal occupation or employment for each of the Edgecliff Nominees, and the name, principal business and address of any corporation or other organization in which such employment is carried on.

                  (iii) During the past ten years, neither Edgecliff nor any of the Edgecliff Nominees has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (iv), (v), (vi), (vii) and (x) Except as set forth in Appendix I hereto, neither Edgecliff nor any Edgecliff Nominee owns beneficially, directly or indirectly, or of record but not beneficially, any securities of the Company, or any parent or subsidiary of the Company, nor has Edgecliff or any Edgecliff Nominee purchased or sold any securities of the Company within the past two years. Set forth in Appendix I hereto are transactions in Shares effected by Edgecliff, certain affiliates of Edgecliff and the Edgecliff Nominees within the past two years.

                  (viii) Neither Edgecliff nor any of the Edgecliff Nominees is, or has been within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies.

                  (ix) Other than as set forth in Appendix I hereto, no associate of Edgecliff or of the Edgecliff Nominees owns beneficially, directly or indirectly, any securities of the Company.

                  (xi) Item 5(b)(xi) cross references the information required by Item 404(a) of Regulation S-K of the Exchange Act with respect to each participant in the solicitation or any associates of such participant.

         Item 404(a) of Regulation S-K. None of Edgecliff, the Edgecliff Nominees, or any of their respective associates have had or will have a direct or indirect material interest in any transaction or series of similar transactions since the beginning of the Company's last fiscal year or any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party in which the amount involved exceeds $60,000.

                  (xii)(A) and (B) According to the Company's public filings, if elected as directors of the Company, the Edgecliff Nominees would each receive an annual retainer of $24,000 for Board membership, as well as fees of $1,500 per Board meeting, $1,000 per Board committee meeting and $500 per telephonic Board or Board committee meeting. In addition, the Company has in the past reimbursed directors for expenses associated with attending Board and committee meetings. In

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addition, under the Company's Stock Option Plan, each non-employee director is automatically granted, on the date such director's term of office commences and each year thereafter on the day following any annual meeting of stockholders (as long as such director's term as a director is continuing for the ensuing year), an option to acquire 5,000 Shares at an exercise price equal to the fair market value of the Shares on the date of grant. All options granted to non-employee directors become exercisable upon grant. The Edgecliff Nominees, if elected, will be indemnified for service as a director of the Company to the same extent indemnification is provided to the current directors of the Company under the Certificate of Incorporation and the By-Laws. In addition, Edgecliff believes that upon election, the Edgecliff Nominees will be covered by the Company's officer and director liability insurance. Edgecliff disclaims any responsibility for the accuracy of the foregoing information extracted from the Company's public filings.

         None of the Edgecliff Nominees will receive any compensation from Edgecliff for their services as directors of the Company. Columbia Sussex Corporation, an affiliate of Edgecliff, has agreed to indemnify the Edgecliff Nominees against losses incurred in connection with their service as nominees for election as directors of the Company, in connection with the solicitation of proxies in respect thereof and in connection with their service as directors of the Company to the extent that indemnification is not available under the Company's Certificate of Incorporation and By-Laws. Columbia Sussex Corporation has also agreed to reimburse the Edgecliff Nominees for out-of-pocket expenses incurred in their capacity as nominees. Each of the Edgecliff Nominees has executed a written consent agreeing to be a nominee for election as a director of the Company and to serve as a director if so elected, which consents are attached hereto as Exhibit B. It is expected that the Edgecliff Nominees will, subject to their fiduciary duties, attempt to influence the Board to take all such actions as may be necessary to effect the sale of the Company to the highest bidder, which may be the Edgecliff Group. Other than as set forth herein (including in Appendix I hereto), none of Edgecliff, the Edgecliff Nominees or any of their respective associates, has any arrangements or understandings with any person or persons with respect to any future employment by the Company or its affiliates or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

         (2) The information required to be disclosed in this item with respect to Edgecliff and the Edgecliff Nominees is disclosed in response to Item 5(b)(1) above.

         Item 7. Directors and Executive Officers

         (a) Item 7(a) cross references the information required by instruction 4 to Item 103 of Regulation S-K of the Exchange Act with respect to nominees of the persons making the solicitation. Such information is set forth below:

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         Instruction 4 of Item 103 to Regulation S-K. Although not named as plaintiffs in the Litigation, the Edgecliff Nominees may have a material interest in the Litigation insofar as it may result in an increase in the number and percentage of directors subject to election at the 2000 Annual Meeting, and ultimately an increase in the number and voting power of the Edgecliff Nominees should they be elected to the Board. Except as described herein, there are no material proceedings in which any of the Edgecliff Nominees or any of their associates is a party adverse to, or has a material interest adverse to, the Company or any of its subsidiaries.

         (b) Item 7(b) cross references the information required by Item 401, Items 404(a) and (c) and Item 405 of Regulation S-K of the Exchange Act with respect to nominees of the person making the solicitation. Such information is set forth below:

         Item 401 of Regulation S-K

         (a) and (e). Each of the Edgecliff Nominees has executed a consent to being named as an Edgecliff Nominee and to serving as a director of the Company, if so elected. Copies of such consents are attached hereto as Exhibit B.

         The following information is set forth in Appendix I attached hereto with respect to each Edgecliff Nominee: name, age, any position and office with the Company held by each such nominee, business experience during the past five years (including principal occupation and employment during the past five years and the name and principal business of any corporation or other organization in which such occupation or employment was carried on) and any directorships held by such person in any company with a class of securities registered pursuant to
Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any company registered as an investment company under the Investment Company Act of 1940, as amended. No occupation or employment is or was, during such period, carried on by any of the Edgecliff Nominees with the Company or any corporation or organization which is or was a parent, subsidiary or other affiliate of the Company, and none of the Edgecliff Nominees has ever served on the Board.

         Other than as disclosed in the response to Item 5(b) above, there are no arrangements or understandings between any of the Edgecliff Nominees and any other party pursuant to which any such nominee was or is to be selected as a director or nominee.

         (b), (c) and (g) These provisions of Item 401 of Regulation S-K are not applicable to the Edgecliff Nominees.

         (d) There exist no family relationships among the Edgecliff Nominees or between any of the Edgecliff Nominees and any director or executive officer of the Company.

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         (f) None of the Edgecliff Nominees was involved in any of the events described in Item 401(f) of Regulation S-K and that are material to an evaluation of the ability or integrity of any such nominee to become a director of the Company.

         Item 404(a) of Regulation S-K. The response to Item 5(b)(1)(xi) above is incorporated herein by reference.

         Item 404(c) of Regulation S-K. None of the Edgecliff Nominees, their immediate family members, any corporation or organization of which any of the Edgecliff Nominees is an executive officer or partner or is, directly or indirectly, the beneficial owner of 10 percent or more of any class of equity securities, or any trust or other estate in which any of the Edgecliff Nominees has a substantial beneficial interest or serves as a trustee or in a similar capacity, has been indebted to the Company or its subsidiaries, at any time since the beginning of the Company's last fiscal year, in an amount in excess of $60,000 (other than any amounts that may be excluded pursuant to the instructions to Item 404(c) of Regulation S-K).

         Item 405 of Regulation S-K. The Edgecliff Nominees have timely filed any required Form 3s and Form 4s with respect to the Company.

         (c) Except as set forth in Appendix I hereto, none of the relationships regarding Edgecliff Nominees described under Item 404(b) of Regulation S-K exists or has existed during the Company's last fiscal year.

         Item 8. Compensation of Directors and Executive Officers

         Item 8 cross references the information required by Item 402 of Regulation S-K of the Exchange Act with respect to each nominee of the person making the solicitation and associates of such nominee. Such information is set forth below:

         Item 402 of Regulation S-K

         (a), (b), (c), (d), (e), (f), (h), (i) None of the Edgecliff Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered on behalf of the Company that is required to be disclosed under, or is subject to any arrangement described in, these paragraphs of Item 402 of Regulation S-K.

         (g) The response to Item 5(b)(1)(xii)(A) and (B) above is incorporated herein by reference. Other than as set forth herein, Edgecliff is not aware of any other arrangements pursuant to which any director of the Company was to be compensated for services during the Company's last fiscal year.

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         (j) There are no relationships involving any of the Edgecliff Nominees, or any of their associates, that would have required disclosure under this paragraph of Item 402 of Regulation S-K had the Edgecliff Nominees been directors of the Company.

         (k), (l) These items do not apply because they do not relate to the Edgecliff Nominees.

         C. Notice of Intention to Present a Stockholder Proposal

         Edgecliff hereby notifies the Company of its intent to present the following resolution (the "Proposal") for adoption by the stockholders of the Company at the 2000 Annual Meeting:

                  "RESOLVED, that each provision or amendment of the By-Laws of Lodgian, Inc. (the "Company") adopted by the Board of Directors of the Company without the approval of the Company's stockholders subsequent to March 9, 2000 and prior to the approval of this resolution be, and it hereby is, repealed, effective as of the time this resolution is approved by the Company's stockholders."

         The Proposal is intended to deter the current members of the Board from amending the Company's By-Laws in a manner that would create obstacles to the acquisition of the Company by any bidder, including, without limitation, the Edgecliff Group. Edgecliff may be deemed to have an interest in the Proposal insofar as adoption of the Proposal may facilitate the acquisition of the Company by a third party bidder or the Edgecliff Group.

         As stated above, Edgecliff is the record and beneficial owner of 2,598,100 Shares. Edgecliff's record address in its capacity as a stockholder of the Company is set forth in Appendix I hereto. Edgecliff hereby represents that it intends to appear in person or by proxy at the 2000 Annual Meeting to present the Proposal for adoption by the stockholders of the Company. Other than as set forth in this Notice, there are no arrangements or understandings between Edgecliff and any other person or persons in connection with the Proposal.

                                      * * *

         The information included herein represents Edgecliff's best knowledge as of the date hereof. Edgecliff reserves the right, in the event such information shall be or become inaccurate, to provide corrective information to the Company as soon as reasonably practicable, although Edgecliff does not commit to update any information which may change from and after the date hereof.

         If this Notice shall be deemed for any reason by a court of competent jurisdiction to be ineffective with respect to the nomination of any of the Edgecliff

Nominees at the 2000 Annual Meeting, or if any individual nominee shall be unable to serve for any reason, this Notice shall continue to be effective with respect to the remaining Edgecliff Nominees and as to any replacement nominees selected by Edgecliff.

         Edgecliff requests written notice as soon as practicable but in no event later than April 21, 2000, of any alleged defect in this Notice and reserves the right, following receipt of any such notice, to either challenge, or attempt as soon as practicable to cure, such alleged defect. Edgecliff reserves the right to give further notice of additional nominations or business to be made or conducted at the 2000 Annual Meeting or other meeting of the Company's stockholders.

         Please direct any questions regarding the information contained in this Notice to James M. Dubin, Esq. or Ronald M. Mandler, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1285 Avenue of the Americas, New York, New York 10019-6064,
(212) 373-3000 (Phone), (212) 757-3990 (Facsimile).

         IN WITNESS WHEREOF, Edgecliff has caused this Notice to be duly executed on this 18th day of April, 2000.


                                      EDGECLIFF HOLDINGS, LLC


                                      By: /s/ William J. Yung
                                          -------------------
                                          Name:  William J. Yung
                                          Title: President

                                                                      Appendix I

                    Certain Information Relating to Edgecliff
                    -----------------------------------------

         Edgecliff is a Kentucky limited liability company. Edgecliff is primarily engaged in the business of investing in securities.

         The principal executive offices of Edgecliff are located at 207 Grandview Drive, Fort Mitchell, Kentucky 41017.

         The record address of Edgecliff in its capacity as a stockholder of the Company is 1200 Cypress Street, Cincinnati, Ohio 45206.

             Certain Information Relating to the Edgecliff Nominees
             ------------------------------------------------------

         The following table sets forth the name, age, present principal occupation, business address, residential address and business experience for the past five years and certain other information, with respect to each of the Edgecliff Nominees. This information has been furnished to Edgecliff by the respective Edgecliff Nominees.

                                         Principal Occupation or Employment
Name, Age and Business and Residential   During the Last Five Years; Public
Address                                  Company Directorships
--------------------------------------   ----------------------------------
William J. Yung (59)                     Since 1972, Mr. Yung has been President
                                         and Chief Executive Officer of Columbia
Business Address:                        Sussex Corporation, a builder, owner
     Columbia Sussex Corporation         and manager of hotels.
     1200 Cypress Street
     Cincinnati, OH 45206

Residential Address:
     515 Laguana Royale
     Unit 101
     Naples, FL 34119

Andrew R. Berger (44)                    Since 1984, Mr. Berger has been a
                                         shareholder and Vice President of Katz,
Business Address:                        Teller, Brant & Hild, a legal
     Katz, Teller, Brant & Hild          professional association, where Mr.
     Suite 2400                          Berger engages in the private practice
     255 East 5th Street                 of law.
     Cincinnati, OH  45202

Residential Address:
     2510 Legends Way
     Crestview Hills, KY  41017

Joseph E. Marquet (52)                   Since 1986, Mr. Marquet has been Vice
                                         President - Finance and Chief Financial
Business Address:                        Officer of Columbia Sussex Corporation,
     Columbia Sussex Corporation         a builder, owner and manager of hotels.
     207 Grandview Drive
     Fort Mitchell, KY 41027

Residential Address:
     3857 Lincoln Road
     Cincinnati, OH 45247

                        Ownership of and Transactions in
                          the Securities of the Company

         Edgecliff is the record and beneficial owner of 2,598,100 Shares. William J. Yung is the beneficial owner of 3,091,800 Shares and does not own any Shares of record. Casuarina is the beneficial owner of 493,700 Shares and does not own any Shares of record. Edgecliff Management, LLC ("Management") is the beneficial owner of 2,598,100 Shares and does not own any Shares of record. Edgecliff, together with certain of its affiliates, may be deemed to constitute a "group" as defined under Rule 13d-5 promulgated under the Exchange Act (the "Edgecliff Group") that beneficially owns 3,091,800 Shares in the aggregate. The affiliates of Edgecliff who may be deemed to be members of the Edgecliff Group are Casuarina, Management, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), William J. Yung and Joseph Yung. All of the Shares beneficially owned by the Edgecliff Group were originally acquired by Casuarina in open market transactions executed on the NYSE on the dates and at the prices (exclusive of commissions) listed below. Certain of these Shares were then transferred to Edgecliff as the result of the transactions described below.

         Other than as set forth herein, none of Edgecliff, the Edgecliff Nominees or the other participants to this proxy solicitation is the record or beneficial owner of any securities of the Company, nor any parent or subsidiary of the Company. Other than as set forth below, none of Edgecliff, the Edgecliff Nominees or the other participants to this proxy solicitation has effected any transactions in any securities of the Company in the last two years.

                             Purchases by Casuarina

Date of Purchase       Number of Shares Purchased     Purchase Price Per Share
----------------       --------------------------     ------------------------
March 29, 1999                  22,200                         $5.0000
March 30, 1999                  45,000                         $5.1250
March 30, 1999                   5,000                         $5.0625
March 30, 1999                     300                         $4.9375
March 30, 1999                  20,000                         $5.1250
March 30, 1999                  30,000                         $5.1875
March 30, 1999                  50,000                         $5.0000
May 20, 1999                    34,400                         $6.3125
May 20, 1999                     1,000                         $6.2500

Date of Purchase       Number of Shares Purchased     Purchase Price Per Share
----------------       --------------------------     ------------------------
May 20, 1999                    11,000                         $6.3750
May 21, 1999                    50,000                         $6.5625
May 24, 1999                   100,000                         $6.8750
May 27, 1999                    22,400                         $6.8750
June 1, 1999                    46,800                         $7.1250
June 1, 1999                     2,000                         $7.0000
June 2, 1999                    19,700                         $6.8750
June 3, 1999                    50,000                         $6.8750
June 4, 1999                    26,600                         $7.0000
June 7, 1999                    15,200                         $6.8750
June 8, 1999                    50,000                         $6.8750
June 9, 1999                       500                         $6.8125
June 9, 1999                    24,700                         $6.7500
June 10, 1999                   33,000                         $6.6250
June 11, 1999                   12,000                         $6.0000
June 14, 1999                   33,500                         $5.8750
June 15, 1999                   11,200                         $5.8750
June 15, 1999                   12,000                         $6.1250
June 18, 1999                    3,000                         $6.1250
June 18, 1999                   35,400                         $6.1875
June 21, 1999                   18,000                         $6.2500
June 21, 1999                   10,000                         $6.3750
June 22, 1999                   21,000                         $6.5000
June 22, 1999                    2,500                         $6.4375
June 23, 1999                  146,500                         $6.5000
June 24, 1999                   15,000                         $6.4375
June 25, 1999                   22,000                         $6.5000

Date of Purchase       Number of Shares Purchased     Purchase Price Per Share
----------------       --------------------------     ------------------------
June 30, 1999                    2,000                         $6.5000
July 1, 1999                     5,300                         $6.5000
July 1, 1999                   115,000                         $6.5625
July 2, 1999                     8,400                         $6.5000
July 6, 1999                    11,000                         $6.5000
July 7, 1999                     2,100                         $6.5000
July 8, 1999                   103,400                         $6.6250
July 9, 1999                    13,200                         $6.5000
July 9, 1999                    20,000                         $6.6250
July 15, 1999                    2,500                         $5.8750
July 16, 1999                   26,000                         $5.7500
July 20, 1999                   10,000                         $5.7500
July 20, 1999                   30,000                         $5.6875
July 20, 1999                   10,000                         $5.6250
July 21, 1999                   10,000                         $5.2500
July 22, 1999                   12,500                         $4.9375
October 4, 1999                200,000                         $4.0000
October 4, 1999                 10,000                         $3.8740
October 6, 1999                625,800                         $4.0000
October 7, 1999                  5,400                         $4.0000
October 8, 1999                 13,900                         $4.0000
October 11, 1999                29,900                         $4.0000
October 12, 1999                88,300                         $4.0000
October 13, 1999                 6,000                         $4.0000
October 13, 1999                10,000                         $4.0625
October 13, 1999               109,000                         $4.1250
October 14, 1999                35,000                         $4.1875

Date of Purchase       Number of Shares Purchased     Purchase Price Per Share
----------------       --------------------------     ------------------------
October 15, 1999               121,500                         $4.2500
November 22, 1999              143,600                         $6.0000
December 20, 1999                3,000                         $4.8750
December 20, 1999               47,000                         $5.0000
December 21, 1999               50,000                         $5.0000
December 27, 1999               50,000                         $5.0000
December 28, 1999               50,000                         $5.0000
December 29, 1999               34,000                         $5.0000
January 7, 2000                 16,100                         $4.8750
January 11, 2000                50,000                         $4.7500
January 12, 2000                50,000                         $4.7500

                               Sales by Casuarina

Date of Sale            Number of Shares Purchased     Purchase Price Per Share
------------            --------------------------     ------------------------
April 21, 1999                  40,000                         $5.5000

         On November 9, 1999, Casuarina transferred 2,546,138 Shares to the 1994 Trust and 51,962 Shares to William J. Yung in the form of a distribution to Casuarina's equity holders. On December 28, 1999, the 1994 Trust contributed 2,546,138 Shares to Edgecliff in exchange for 100 common units of Edgecliff. On the same date, (i) William J. Yung contributed 51,962 Shares to Management in exchange for 9 voting units and 6,991 nonvoting units of Management and (ii) Management contributed 51,962 Shares to Edgecliff in exchange for 266,305.25 preferred units of Edgecliff. On March 23, 2000, Edgecliff caused the 2,598,100 Shares it beneficially owned as a result of the transactions described in this paragraph to be registered in its own name.

                                    EXHIBIT A

                       Evidence of Edgecliff Holdings, LLC
                   Beneficial Stock Ownership of Lodgian, Inc.

                          [Stock Certificate Attached]

                                    EXHIBIT B

                     Consent to Being Named as a Nominee and
                      to Serve as Director of Lodgian, Inc.

                     Consent to Being Named as a Nominee and
                      to Serve as Director of Lodgian, Inc.

To:      Secretary of Lodgian, Inc.

         The undersigned hereby consents to being named as a nominee for election to the Board of Directors of Lodgian, Inc., a Delaware corporation (the "Company"). The undersigned hereby consents to serve as a director of the Company if (s)he is duly elected by the stockholders thereof.

Dated:   March 22, 2000.

                                           /s/ William J. Yung
                                           -------------------
                                           Name: William J. Yung

                     Consent to Being Named as a Nominee and
                      to Serve as Director of Lodgian, Inc.

To:      Secretary of Lodgian, Inc.

         The undersigned hereby consents to being named as a nominee for election to the Board of Directors of Lodgian, Inc., a Delaware corporation (the "Company"). The undersigned hereby consents to serve as a director of the Company if (s)he is duly elected by the stockholders thereof.

Dated:   March 23, 2000.

                                           /s/ Andrew R. Berger
                                           --------------------
                                           Name: Andrew R. Berger

                     Consent to Being Named as a Nominee and
                      to Serve as Director of Lodgian, Inc.

To:      Secretary of Lodgian, Inc.

         The undersigned hereby consents to being named as a nominee for election to the Board of Directors of Lodgian, Inc., a Delaware corporation (the "Company"). The undersigned hereby consents to serve as a director of the Company if (s)he is duly elected by the stockholders thereof.

Dated:   March 22, 2000.

                                           /s/ Joseph E. Marquet
                                           ---------------------
                                           Name: Joseph E. Marquet